1 1Q24 trading update|1 VEON 1Q24 TRADING UPDATE 16 May 2024 ACCELERATING USD GROWTH STRONG OPERATIONAL EXECUTION

2 1Q24 trading update |2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

3 1Q24 trading update |3 DISCLAIMER VEON's results and other financial information presented in this presentation are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") and have not been externally reviewed and audited. The financial information included in this presentation is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this presentation have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period. this presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the war in Ukraine, including related sanctions and counter- sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Ukrainian operations; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with our material weakness in internal control over financial reporting; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 24 July 2023 and other public filings made from time to time by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward- looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this presentation contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

4 1Q24 trading update |4 NOTICE TO READERS: FINANCIAL INFORMATION PRESENTED VEON's results and other financial information presented in this presentation are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for any future period. NOTICE TO READERS: IMPACT OF THE WAR IN UKRAINE The ongoing war between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, counter-sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the other indirect and direct consequences of the war have impacted and, if the war, sanctions and such responses and other consequences continue or escalate, may significantly impact our results and aspects of our operations in Ukraine, and may significantly affect our results and aspects of our operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing war between Russia and Ukraine and any resulting further rise in tensions between Russia and the United States, the United Kingdom and/or the European Union. Although we have completed our exit from Russia, our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services.

5 1Q24 trading update |5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

6 1Q24 trading update |6 VEON YOY USD AND LCY REVENUE GROWTH PERFORMANCE -2.4% -1.5% 6.6% -0.6% -0.3% 15.0% -5.0% 5.0% 15.0% 2022 2023 1Q24 VEON Group VEON Group, other than Ukraine Total revenue, YoY in USD • A dedicated customer retention program in Ukraine following the cyberattack in December 2023 impacted our YoY performance in January. • In 1Q24, we saw growth in USD terms and EBITDA margin stability for the Group. 14.0% 16.4% 11.6% 16.0% 19.2% 20.5% -5.0% 5.0% 15.0% 2022 2023 1Q24 VEON Group VEON Group, other than Ukraine Total revenue, YoY In local currency terms

# 1Q24 HIGHLIGHTS

VEON

**TOTAL REVENUE**
**$942mn**
+6.6% YoY
+11.6% YoY local currency

**Solid reported currency YoY growth. Other than Ukraine, +15% YoY in USD**

**SERVICE REVENUE**
**$903mn**
+5.5% YoY
+10.4% YoY local currency

**Strong uptake in Multiplay segment continues**

**EBITDA**
**$386mn**
+0.2% YoY
+5.1% YoY local currency

**Inflationary pricing, effective cost management. Other than Ukraine, +16% YoY in USD**

**CAPEX**
**$125mn**
+38.6% YoY

**LTM Capex intensity trending lower by 2.0 p.p. YoY to 18.3%**

**GROUP CASH**
**$632mn**
$261mn at HQ

**Repaid RCF - effective debt and liquidity management**

**NET DEBT**
**$2,040mn**
$1,535mn at HQ

**Net debt to LTM EBITDA ratio of 1.51x**

Notes: Group cash excludes USD 200 million relating to banking operations in Pakistan. Net debt figures exclude leases. As of 31 March 2024, lease liabilities of USD 1,024 million.

1Q24 trading update | 7

8 1Q24 trading update |8 Q1 2024 GROUP OVERVIEW -26.3% Ukraine -14.6% Service revenue EBITDA LCYUSD -18.3% -29.6% USD USD Bangladesh EBITDA +17.8% EBITDA -12.6% EBITDA USD Kazakhstan EBITDA USD Uzbekistan EBITDA USD Kyrgyzstan +5.1%-13.4%+29.1% LCY +27.1% Pakistan LCY -9.4% LCY +8.4% LCY -4.8% LCY +27.8% Service revenue +16.5% Service revenue +2.4%+25.7% +6.2% Service revenue +23.4% +22.2% Service revenue +4.6% +15.1% Service revenue +10.5% +13.9%

# 4G GROWTH DRIVING REVENUES

VEON

Mobile customer base

**158mn** subscribers A3M

**135mn** subscribers A1M

Multiplay ARPU growth across all markets, excl. Ukraine
**+4% to +47%** YoY
in local currency

Execution of "4G for All" strategy drives 4G penetration higher
**Kazakhstan 76%**
**Uzbekistan 74%**

## Steady growth in 4G uptake

**4G users and penetration**
(3 month active, million)



39%
48%
56%
62%
57
75
88
97
1Q21
1Q22
1Q23
1Q24

**+11%** 4G users YoY growth

**+6p.p.** 4G penetration YoY growth

## Revenues from 4G users drive top line growth

**Multiplay and Doubleplay 4G (B2C) revenue**
(USD million)



Multiplay
2Play 4G
167
159
195
211
174
250
151
324
1Q21
1Q22
1Q23
1Q24

Multiplay segment revenue YoY growth

**+30%** reported

**+36%** local currency

Note: 1Q21 and 1Q22 4G users and revenues on this slide exclude Georgia, which was sold in June 2022, and Russian operations, which were reclassified as 'held for sale' and 'discontinued operations' in November 2022. A1M – one-month active; A3M – three-months active. Multiplay – Multiplay 4G segment, 2play 4G – Doubleplay 4G segment.

1Q24 trading update |9

# UKRAINE Q1 2024
## Keeping Ukraine connected and investing $600mn in its future

### 1Q24 RESULTS AND YOY TRENDS

**TOTAL REVENUE**
7.2bn UAH
-14.1%

**SERVICE REVENUE**
7.1bn UAH
-14.6%

**EBITDA**
3.6bn UAH
-26.3%

**CAPEX**
1.1bn UAH
+37.4%

### SERVICE REVENUE AND YOY TRENDS

(UAH billion)



+14.9%
+6.0%
-14.6%
7.8
8.3
7.1
1Q22
1Q23
1Q24

### 4G USERS AND PENETRATION

(3 month active, million)



49%
55%
61%
12.7
13.3
14.5
1Q22
1Q23
1Q24

### MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C)[1]

(UAH billion)



Multiplay
2Play 4G
2.2
2.6
2.3
1.1
1.5
1.7
1Q22
1Q23
1Q24

- Kyivstar's 1Q24 revenues and EBITDA impacted by a dedicated customer retention program (UAH 1.7 billion and UAH 1.8 billion, respectively) after the cyberattack in December 2023.
- Normalised EBITDA grew by 9.9% YoY despite c.26% YoY in utility tariffs.
- Nearly 100% of the Kyivstar network, in territories controlled by Ukraine, was operational at the end of the quarter as its team remains focused on keeping Ukraine connected.
- In line with its "4G everywhere" strategy, Kyivstar continued its modernisation of its network to 4G
- Kyivstar continued to support essential connectivity in the country by investing in modernised batteries and more efficient power generators to counter possible energy outages.

1. Revenues based on the mobile B2C segment

1Q24 trading update | 10

11 1Q24 trading update|11 HELSI The largest digital healthcare platform in Ukraine Users registered in the system 28 million +11% YoY Active healthcare institutions 1,600 +4% YoY Active doctors and specialists 38,000+ +14% YoY Appointments in 1Q24 2.5 million +33% YoY

12 1Q24 trading update |12 PAKISTAN Q1 2024 Revenue and EBITDA YoY growth in high twenties • Revenue growth nearly 29% YoY, and robust uptake of digital financial services. • Continued momentum in our fintech offering by JazzCash and Mobilink Microfinance Bank with strong growth in service revenues (+97.1% YoY) and EBITDA (2.6x YoY). • Multiplay customers represent about 29% of monthly active customers and account for 56.6% of B2C segment revenues. 1Q24 RESULTS AND YOY TRENDS SERVICE REVENUE 81.4bn +25.7% 5.3bn +44.9% PKR PKR 55.4 64.7 81.4 1Q22 1Q23 1Q24 36.7 43.1 45.9 49% 58% 64% 1Q22 1Q23 1Q24 +25.7% CAPEX +9.9% +16.9% TOTAL REVENUE 89.7bn 40.0bn PKR +28.7% EBITDA +27.1% PKR 4G USERS AND PENETRATION (3 month active, million) SERVICE REVENUE AND YOY TRENDS (PKR Billion) 15.3 21.0 30.4 8.0 7.8 6.7 1Q22 1Q23 1Q24 Multiplay 2Play 4G MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C) (PKR billion) Note: Restated service revenue and YoY trend for 1Q22 and 1Q23 without impact on total revenue in these periods.

# DIGITAL FINANCIAL SERVICES IN PAKISTAN
## JazzCash and Mobilink Bank

**The most popular domestic mobile financial services app in Pakistan**

MAU
**17.2 million**

Active merchants
**246,000**
+37.1% YoY

LTM Gross Transaction Value
**PKR 6.6 trillion**
+47.1% YoY

Daily average # of issued digital loans in 1Q24
**86,900+**
+45.5% YoY

**DFS 1Q24 RESULTS AND YOY TRENDS**

**TOTAL REVENUE**
**16.4bn**
PKR
+92.6%

**EBITDA**
**6.3bn**
PKR
+164.0%



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**Pakistan's largest domestic digital bank with 45+ million customers**

Gross Loan Portfolio
**PKR 57.8 billion**
+19.5% YoY

Gross Deposits
**PKR 64.4 billion**
3.5x YoY

Average loan size in 1Q24
**PKR 315,700+**
+8.8% YoY

1Q24 trading update | 13

14 1Q24 trading update|14 TAMASHA Pakistan’s leading domestic entertainment platform MAU 12.0 million 2.1x YoY Guest users 35.3% +9.1 p.p. YoY Total # of sessions 303.4 million 2.5x YoY Pakistan Super League cricket: Ad Revenues PKR 130.9 million new revenue streams keep momentum ARPU PKR 544 3.0x higher than single play voice customers Pakistan Digital Award 2023: Best Digital Platform

15 1Q24 trading update |15 KAZAKHSTAN Q1 2024 20%+ revenue and EBITDA growth, gaining market share • Strong execution of Digital Operator strategy results in revenue growth of 21.4% YoY driven by higher ARPU, growing 4G user base and strong consumption of digital services. • Beeline Kazakhstan continues expanding its 4G user base reaching nearly 76% 4G user penetration at the end of 1Q24. • Family packages and digital activity of Beeline Kazakhstan customers drove the Multiplay segment with ARPU 9.7x higher than voice-only users, accounting for more than 63% of B2C segment revenues. 61.8 76.9 94.0 1Q22 1Q23 1Q24 6.7 7.3 8.4 66% 69% 76% 1Q22 1Q23 1Q24 +18.4% +24.6% +22.2% 4G USERS AND PENETRATION (3 month active, million) SERVICE REVENUE AND YOY TRENDS (KZT Billion) 1Q24 RESULTS AND YOY TRENDS SERVICE REVENUE 94.0bn +22.2% 8.6bn +21.0% KZT KZT CAPEX TOTAL REVENUE 96.4bn 53.3bn KZT +21.4% EBITDA +27.8% KZT MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C) (KZT billion) 17.2 25.7 39.0 12.5 13.7 13.9 1Q22 1Q23 1Q24 Multiplay 2Play 4G

16 1Q24 trading update|16 IZI Youth-focused mobile entertainment operator in Kazakhstan MAU 535,000 +61.6% YoY Guest users 35.9% +1.3 p.p. YoY Average DAU 54,600 +50.2% YoY Monthly active mobile customers 275,000 +55.1% YoY “I Join” NPS 56.1% ARPU KZT 1,871 1.9x higher than non-app IZI customers Entertainment platform The app offers a variety of unique and new content Mobile operator With the highest NPS score in Kazakhstan

17 1Q24 trading update |17 BANGLADESH Q1 2024 YoY revenue growth for eleven consecutive quarters • Banglalink’s total revenue increased by 5.6% YoY driven by expansion in data users (+9.5% YoY). • EBITDA decreased by 9.4% YoY - impacted by higher electricity tariffs, network expansion and a one-off charge of BDT 730 million related to tower sales. • Excluding the one-off charge from tower sales, organic EBITDA growth would be 4.4% YoY. • Successful 4G network rollout and execution of our Digital Operator strategy, resulted in 4.8 million Multiplay customers (+7.6% YoY), supporting 18.5% YoY growth in revenues in the Multiplay segment. 1Q24 RESULTS AND YOY TRENDS TOTAL REVENUE 15.4bn SERVICE REVENUE 4.8bn 15.3bn 1.6bn 12.2 14.4 15.3 1Q22 1Q23 1Q24 12.5 17.4 21.5 35% 45% 52% 1Q22 1Q23 1Q24 +8.6% +18.0% +6.2% EBITDA CAPEX -50.5% BDT -9.4% BDT 4G USERS AND PENETRATION (3 month active, million) SERVICE REVENUE AND YOY TRENDS (BDT Billion) +6.2% BDTBDT +5.6% MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C) 1.9 3.6 4.3 2.4 2.5 2.4 1Q22 1Q23 1Q24 Multiplay 2Play 4G (BDT Billion)

18 1Q24 trading update|18 TOFFEE The largest domestic mobile entertainment platform in Bangladesh MAU 9.2 million -21.2% YoY Guest users 68.4% -4.8p.p. YoY Total # of sessions 109.7 million -23.8% YoY Ad Revenues BDT 6.1 million ARPU BDT 310 2.9x higher than single play voice customers Exclusive rights to ICC nation-wide streaming in Bangladesh

19 1Q24 trading update |19 UZBEKISTAN Q1 2024 Revenue growth over 15% YoY and reached c.74% 4G user penetration • Beeline Uzbekistan continued delivering double-digit topline growth, and reached 74% 4G user penetration. • Revenue growth of 15.2% was driven by new value propositions that supported ARPU growth of 17.0% YoY, and higher data usage growth of 29.3% YoY. • Multiplay customers increased by 30.0% YoY, and accounted for 68.9% of B2C revenues. • Capex increased in 1Q24 as Beeline Uzbekistan accelerated its 4G network rollout to improve 4G coverage and quality across the country. 580 720 828 1Q22 1Q23 1Q24 4.7 5.7 6.1 62% 68% 74% 1Q22 1Q23 1Q24 +22.8% +24.0% +15.1% 4G USERS AND PENETRATION (3 month active, million) SERVICE REVENUE AND YOY TRENDS (UZS Billion) 1Q24 RESULTS AND YOY TRENDS SERVICE REVENUE 828bn +15.1% 527bn +503.2% UZS UZS CAPEX TOTAL REVENUE 830bn 305bn UZS +15.2% EBITDA -4.8% UZS MULTIPLAY AND DOUBLEPLAY 4G REVENUE (B2C) (UZS billion) 248 377 499 146 167 119 1Q22 1Q23 1Q24 Multiplay 2Play 4G

# DO1440 FLYWHEEL SPINNING FASTER, PLANTING FUTURE GROWTH

VEON

## Our digital portfolio of assets as of 31 March 2024

Total digital MAU across all services and platforms
**111 million**
+40% YoY

Total guest digital MAU of our apps
**20 million**
+31% YoY

LTM Gross Transaction Value
**USD 25 billion**
+18% YoY
+47% YoY in local currency

LTM Total usage time, minutes
**69 billion**
+30% YoY



Superapps
37mn MAUs (Self Service)
+20% YoY
Entertainment
44.6mn MAUs
+80% YoY
Financial Services
29mn MAUs
+32% YoY
Health
30mn registered base
+11% YoY MAUs
Learning
1.0mn MAUs
+36 % YoY
Communication
3.5mn MAUs
+3.1x YoY
B2B Services
driving B2B growth
VEON
DO 1440
VEON ADTECH

Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross Transaction Value and Total usage time exclude self-care products

1Q24 trading update | 20

21 1Q24 trading update |21 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

# Q1 2024 REVENUES

VEON

## 1Q24 results YoY trends

**TOTAL REVENUE**
**+11.6%**
**Local currency**
**$942mn**
**+6.6%**

**SERVICE REVENUE**
**+10.4%**
**Local currency**
**$903mn**
**+5.5%**

**REVENUE, FX DIFFERENCES IN 1Q24**
(USD million)



FX differences
321
214
188
141
67
14
(2)
942
Pakistan
Kazakhstan
Ukraine
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON

| Local currency YoY growth | Pakistan | Kazakhstan | Ukraine | Bangladesh | Uzbekistan | Kyrgyzstan | HQ and eliminations | VEON |
|---|---|---|---|---|---|---|---|---|
| Total revenue | +28.7% | +21.4% | -14.1% | +5.6% | +15.2% | +14.2% | | **+11.6%** |
| Service revenue | +25.7% | +22.2% | -14.6% | +6.2% | +15.1% | +13.9% | | **+10.4%** |

- Higher 4G penetration and further adoption of digital services across all operations drove double-digit local currency revenue growth of the Group
- Stabilisation in FX movements supports growth in reported currency

Note: Countries' revenues are in constant currency

1Q24 trading update | 22

# Q1 2024 EBITDA AND EBITDA MARGIN

VEON

**1Q24 results YoY trends**

**EBITDA**
+5.1%
Local currency
**$386mn**
+0.2%

**EBITDA MARGIN**
**41.0%**
-2.6 p.p.

**EBITDA, FX DIFFERENCES IN 1Q24**
(USD million)



FX differences
143
118
95
44
24
5
(44)
386
Pakistan
Kazakhstan
Ukraine
Bangladesh
Uzbekistan
Kyrgyzstan
HQ and eliminations
VEON

| | Pakistan | Kazakhstan | Ukraine | Bangladesh | Uzbekistan | Kyrgyzstan | HQ and eliminations | VEON |
|---|---|---|---|---|---|---|---|---|
| Local currency YoY growth | +27.1% | +27.8% | -26.3% | -9.4% | -4.8% | +8.4% | | **+5.1%** |

- Group EBITDA increased 0.2% YoY in reported currency, and increased 5.1% YoY in local currency.
- EBITDA YoY growth in local currency in 1Q24 was impacted by:
  - In Ukraine by the dedicated customer retention program following the cyberattack in December 2023.
  - In Bangladesh by higher electricity tariffs, costs related to network expansion, and a one-off charge related to tower sales.
  - In Uzbekistan by operational investments in the AdTech business and increased electricity tariffs.

Note: Countries' EBITDA are in constant currency

1Q24 trading update | 23

24 1Q24 trading update |24 1Q24 DEBT AND LIQUIDITY UPDATE CASH • Group cash USD 632 million, excluding cash related to banking operations in Pakistan, of which USD 261 million at the HQ level as of 31 March 2024. • In addition to the USD 632 million, we also hold sovereign bonds of USD 215 million as of 31 March 2024 with tenors greater than 3 months. • Operations remain self-funding. DEBT • During Q1 2024, VEON Holding repaid and cancelled the RCF facility of USD 1,055 million. KEY RECENT DEVELOPMENTS • VEON has sought consent from its noteholders to extend the deadline for provision of audited financial statements for the year 2023 until 31 December 2024. Additionally, VEON has also sought approval to cancel the notes held by its subsidiary. USD, million 31 Mar 2024 31 Dec 2023 QoQ Group cash 632 1,736 (63.6%) Gross debt, there of 3,699 4,693 (21.2%) Capitalized leases 1,024 985 3.9% Net debt 3,064 2,955 3.7% Net debt excl. leases 2,040 1,977 3.2% Leverage 1.92x 1.86x Leverage excl. leases 1.51x 1.44x Notes: Group cash excludes USD 200 million as of 31 Mar 2024 and USD 165 million as of 31 Dec 2023 relating to banking operations in Pakistan.

# DEBT MANAGEMENT UPDATE

VEON

**AVERAGE COST OF DEBT**
(%)



22.0%
10.7%
8.1%
3.6%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
Total
USD debt
PKR debt
BDT debt

**AVERAGE MATURITY OF DEBT**
(years)



3.4
2.8
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
Ave maturity of debt
Ave maturity of debt, incl. leases

- Average cost of debt reflects blended rate of borrowings, mainly in USD, PKR and BDT.
- PKR debt, with average cost of 22.0%, accounted for c.20% of total Group debt excl. leases in 1Q24.
- The interest cost has remained stable during 1Q24.
- The average maturity of our debt is 2.8 years if we only consider banks loans and notes. This increases to 3.4 years if we also consider our lease liabilities.

1Q24 trading update |25

26 1Q24 trading update |26 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Faisal Ghori Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. TRADING RESULTS – INCLUDING DEBT MATURITY AND LIQUIDITY UPDATE Joop Brakenhoff 5. Q&A Kaan Terzioğlu, Joop Brakenhoff

27 1Q24 trading update |27 2024 OUTLOOK Continuing our growth trajectory 1. Communicated with 4Q23 trading update on 21 March 2024. FY 2024 Guidance1 1Q 2024 Actual 1Q 2024 Normalized Total Revenue, YoY in local currency 16%-18% growth 12% growth 17% growth EBITDA, YoY in local currency 18%-20% growth 5% growth 17% growth LTM Capex intensity 18%-19% 18% 18%

28 1Q24 trading update |28 Q&A VEON 1Q24 TRADING UPDATE

29 1Q24 trading update |29 THANK YOU! ir@veon.com Tel: +31 (0)20 79 77 200 VEON 1Q24 TRADING UPDATE

30 1Q24 trading update |30 APPENDIX VEON 1Q24 TRADING UPDATE

31 1Q24 trading update |31 OUR MOBILE FINANCIAL SERVICES Provide a broad portfolio of branchless banking services for customers JazzCash Simply Beepul Pakistan Kazakhstan Uzbekistan 1Q24 ACT YoY ACT YoY ACT YoY MAU (million) 17.2 17.7% 1.4 5.9x 0.3 -5.6% MAU app users (million) 10.3 65.4% 1.4 5.9x 0.3 -1.3% LTM Total transactions (million) 2,148 5.0% 85.5 2.6x 48.1 -21.1% LTM Total value of transactions, local currency (billion) 6,607 47.1% 474 2.1x 4,720 6.9% Average # of transactions per MAU 12 21.8% 9 -48.8% 15 -14.7% Average transaction value per MAU, local currency 40.7k 50.5% 56.6k -45.4% 1,576k 16% Average value per transaction, local currency 3.3k 23.6% 6.2k 6.6% 102k 36.1%

32 1Q24 trading update |32 OUR ENTERTAINMENT PLATFORMS Offer new experiences and unique content to our customers Tamasha Toffee BeeTV Kyivstar TV Beeline TV IZI Pakistan Bangladesh Kazakhstan Ukraine Uzbekistan Kazakhstan 1Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 12.0 2.1x 9.2 -21.2% 0.9 22.0% 1.4 45.3% 1.0 63.9% 0.5 61.6% Share of non-VEON app users 35.3% 9.1pp 68.4% -4.8pp 21.8% 7.2pp 0% 0.0pp 67% 29.4pp 47% 5.8pp Share of MAU app users 100% 0.0pp 100% 0.0pp 75% 4.8pp 77% 2.1pp 100% 0.0pp 76% -7.7pp User activity on mobile platform Usage time (billion min) 4.2 2.1x 2.3 11.4% 0.8 50% 4.4 81% 0.1 60% # of sessions (million) 303 2.5x 110 -23.8% 31 37% 456 63% Usage time per user per day (min) 28 -6.8% 16 2.1x 126 -10.8% 246 40% 10 34% Usage time per session (min) 14 -14% 21 46% 24 9% 10 11%

33 1Q24 trading update |33 OUR SELF-SERVICE PLATFORMS Transforming into super-apps My Kyivstar Simosa My Beeline MyBL My Beeline My Beeline Ukraine Pakistan Kazakhstan Bangladesh Uzbekistan Kyrgyzstan 1Q24 ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY ACT YoY MAU (million) 4.2 17.3% 14.9 22.3% 4.4 9.2% 8.1 29.5% 5.1 14.4% 0.5 -18.3% MAU app users (million) 4.2 17.3% 14.9 22.3% 4.4 10.5% 8.1 29.8% 3.3 9.7% 0.5 -18.3% Penetration in total monthly active subscriber base 19.4% 3.6pp 21.5% 2.4pp 42.4% 1.7pp 23.4% 4.5pp 42.7% 4.3pp 31.9% -4.9pp

34 1Q24 trading update |34 DIGITAL OPERATOR STRATEGY DELIVERING RESULTS ARPU Multiple Churn Impact Note: Voice only – customers using only voice services, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay customers Multiplay (B2C) segment 30% 39% 49% 16% 22% 26% 1Q22 1Q23 1Q24 Single play and no play revenue Double play revenue Multiplay revenue 1.0x 3.3x 3.9x Voice only 2play 4G Multiplay 1.0x 0.7x 0.5x Voice only 2play 4G Multiplay Health

# DO1440 FLYWHEEL SPINNING FASTER, PLANTING FUTURE GROWTH

VEON

## Our digital portfolio of assets as of 30 April 2024

| Total digital MAU across all services and platforms | Total guest digital MAU of our apps | LTM Gross Transaction Value | LTM Total usage time, minutes |
|---|---|---|---|
| **97.8 million** | **19 million** | **USD 26 billion** | **70 billion** |
| +30% YoY | +40% YoY | +24% YoY<br>+49% YoY in local currency | +29% YoY |



Superapps
38mn MAUs (Self Service)
+22% YoY
Entertainment
30mn MAUs
+43% YoY
Financial Services
30mn MAUs
+33% YoY
Health
30mn registered base
+16% YoY MAUs
Learning
1.0mn MAUs
+18% YoY
Communication
3.4mn MAUs
+2.2x YoY
B2B Services
driving B2B growth
VEON
DO 1440
VEON ADTECH

Note: YoY comparison is on a like-for-like basis and includes all DO1440 products. Gross Transaction Value and Total usage time exclude self-care products

1Q24 trading update | 35

36 1Q24 trading update |36 • Equivalent of USD 261 million in cash and cash equivalents at HQ level (>99% of HQ cash is in USD and EUR) GROUP DEBT AND LIQUIDITY CURRENCY MIX AS OF 31 MARCH 2024 Note: ‘PKR’ and ‘Total cash, cash equivalents and deposits’ amounts exclude c.USD 200 million relating to banking operations in Pakistan. AS OF 31 March 2024 USD equivalent, million Gross debt Capitalised leases Gross debt excluding leases Cash, cash equivalents and deposits Net debt excluding leases USD 1,755 6 1,749 318 1,431 RUB 150 - 150 - 150 PKR 792 279 513 19 494 BDT 573 425 148 78 70 UAH 174 174 - 118 -118 Other 255 140 115 102 13 Total 3,699 1,024 2,675 635 2,040

37 1Q24 trading update |37 OUTSTANDING DEBT BY ENTITY AS OF 31 MARCH 2024 (USD equivalent, million) Type of debt Entity Bonds Loans Overdrafts and vendor financing Total outstanding debt VEON Holdings B.V. 1,798 - - 1,798 Pakistan Mobile Communications Limited - 504 2 506 Banglalink Digital Communications Ltd. - 148 3 151 Other 7 62 62 131 Total bonds, loans, overdrafts and other 1,805 714 67 2,586 Long term payables and other 89 Gross debt excluding leases 2,675

38 1Q24 trading update |38 0.09 0.85 0.20 1.19 0.26 2024 2025 2026 2027 >2028 DEBT MATURITY AS OF 31 MARCH 2024 1. As of 31 March 2024. Note: Cash amount excludes USD 200 million relating to banking operations in Pakistan. DEBT MATURITY SCHEDULE AS OF 31 MARCH 2024 (USD billion) • In addition to total cash and cash equivalents of USD 632 million, we also hold sovereign bonds of USD 215 million as of 31 March 2024 with tenors greater than 3 months. • In Q1 2024, VEON repaid and cancelled its USD 1.1 billion RCF. USD RUB PKR BDT OTHER

39 1Q24 trading update |39 Maturity period Sep 2024 2024 other Feb 2025 Apr 2025 Jun 2025 Sep 2025 2025 other Outstanding debt, USD equivalent 22 70 23 556 100 35 138 Outstanding debt, debt currency PKR 6,027 MIX PKR 6,340 USD 556 RUB 9,187 RUB 3,274 MIX Entity Pakistan Mobile Communications Limited Other Pakistan Mobile Communications Limited VEON Holdings B.V. VEON Holdings B.V. VEON Holdings B.V. Other DEBT MATURITY Debt maturity schedule 2024-2025 as of 31 March 2024 DEBT MATURITY SCHEDULE 2024-2025 (Millions)

40 1Q24 trading update |40 LEASE LIABILITIES (PRINCIPAL) USD, million Local currency, million 31 March 2024 31 December 2023 31 March 2023 31 March 2024 31 December 2023 31 March 2023 Pakistan 279 254 197 77,629 71,644 55,735 Ukraine 174 174 161 6,831 6,599 5,872 Bangladesh 425 421 325 46,456 46,158 34,506 Kazakhstan 106 91 76 47,349 41,195 34,104 Uzbekistan 34 33 32 430,816 405,392 360,876 Headquarters 6 7 9 6 7 9 Total 1,024 985 804

# RECONCILIATION TABLES

## Extract from1Q24 trading update

VEON

### RECONCILIATION OF LOCAL CURRENCY NORMALISED, LOCAL CURRENCY AND REPORTED YOY GROWTH RATES - 1Q24

| | Total Revenue | | | | |
|---|---|---|---|---|---|
| | LCY, normalised | One-offs | LCY | FX and other | Reported |
| Ukraine | 6.8% | (20.9%) | (14.1%) | (3.7%) | (17.8%) |
| Pakistan | 28.7% | - | 28.7% | (9.5%) | 19.2% |
| Kazakhstan | 21.4% | - | 21.4% | 1.2% | 22.6% |
| Bangladesh | 5.6% | - | 5.6% | (3.8%) | 1.8% |
| Uzbekistan | 15.2% | - | 15.2% | (10.5%) | 4.8% |
| Kyrgyzstan | 14.2% | - | 14.2% | (3.4%) | 10.8% |
| Total | 16.8% | (5.2%) | 11.6% | (5.0%) | 6.6% |

| | EBITDA | | | | |
|---|---|---|---|---|---|
| | LCY, normalised | One-offs | LCY | FX and other | Reported |
| Ukraine | 9.9% | (36.2%) | (26.3%) | (3.3%) | (29.6%) |
| Pakistan | 27.1% | - | 27.1% | (9.4%) | 17.8% |
| Kazakhstan | 27.8% | - | 27.8% | 1.3% | 29.1% |
| Bangladesh | 4.4% | (13.8%) | (9.4%) | (3.3%) | (12.6%) |
| Uzbekistan | 2.9% | (7.7%) | (4.8%) | (8.6%) | (13.4%) |
| Kyrgyzstan | 8.4% | - | 8.4% | (3.3%) | 5.1% |
| Total | 17.2% | (12.1%) | 5.1% | (4.9%) | 0.2% |

### RECONCILIATION OF AMOUNTS: REPORTED, IN CONSTANT CURRENCY, AND ONE-OFFS IN CONSTANT CURRENCY - 1Q24

| USD, million | Reported | Constant FX | One-offs | Constant FX, adjusted for one-offs |
|---|---|---|---|---|
| Total revenue | | | | |
| Ukraine | 188 | 196 | 46 | 242 |
| Pakistan | 321 | 347 | | 347 |
| Kazakhstan | 214 | 212 | | 212 |
| Bangladesh | 141 | 146 | | 146 |
| Uzbekistan | 67 | 73 | | 73 |
| Kyrgyzstan | 14 | 14 | | 14 |
| HQ and eliminations | (2) | (2) | | (2) |
| Total | 942 | 987 | 46 | 1,033 |

| USD, million | Reported | Constant FX | One-offs | Constant FX, adjusted for one-offs |
|---|---|---|---|---|
| EBITDA | | | | |
| Ukraine | 95 | 99 | 47 | 146 |
| Pakistan | 143 | 155 | | 155 |
| Kazakhstan | 118 | 117 | | 117 |
| Bangladesh | 44 | 46 | | 46 |
| Uzbekistan | 24 | 27 | | 27 |
| Kyrgyzstan | 5 | 5 | | 5 |
| HQ and eliminations | (44) | (44) | | (44) |
| Total | 386 | 405 | 47 | 452 |

For more details, see 1Q24 trading update.

1Q24 trading update |41

42 1Q24 trading update |42 RECONCILIATION OF NET DEBT RECONCILIATION TABLES Extract from 1Q24 trading update USD million 31 Mar 2024 31 Dec 2023 30 Sep 2023 Net Debt, excluding banking operations in Pakistan 3,064 2,955 2,134 Cash and cash equivalents 832 1,902 2,249 Deposits in MMBL and JazzCash in Pakistan (200) (165) (62) Long - term and short-term deposits 3 1 4 Gross debt 3,699 4,693 4,326 Interest accrued related to financial liabilities 85 75 105 Other unamortised adjustments to financial liabilities (fees, discounts etc.) (8) (6) (6) Derivatives not designated as hedges (0) (0) 0 Derivatives designated as hedges 0 1 1 Other financial liabilities (0) (0) (0) Total financial liabilities 3,775 4,762 4,426

43 1Q24 trading update |43 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. Average revenue per user (“ARPU”) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (“capex”) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Data and digital revenues include data revenue, revenues from mobile financial services and from digital entertainment. Discontinued operations under IFRS refers to a component of an entity, representing a major line of business or a geographic area of operations, that has either been disposed of or is classified as held for sale. As presented in the document, the results of discontinued operations that are presented separately either in the current and/or prior year income statements, have no impact on balance sheet amounts of the prior periods. This means that neither the Algerian nor Russian operations contribute to the base performance of VEON for both the current and prior year shown. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA is a non-IFRS financial measure and is called “Adjusted EBITDA” in the Form 20-F published by VEON. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates. Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities excluding license payments, principal amount of lease payments, balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency (or “LCY”) trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the sale of operations in Georgia and the classification of Algeria and Russia as discontinued operations. Local currency (or “LCY”) trends normalised (growth/decline) is an alternative performance measure which is calculated as local currency trends if excluding extraordinary non-recurring items (“one-offs”) with the absolute amount of USD 5 million or more, such as an impact of the customer retention program following the cyberattack in December 2023 in Ukraine in 1Q24. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (“MFS”) or digital financial services (“DFS”) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (“NPS”) is the methodology VEON uses to measure customer satisfaction. Relational NPS (rNPS) – advantage or gap in NPS comparing to competition. Revenues from telecommunications services (Telco revenues) are revenues generated by VEON from data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite. Non-telco revenues are revenues generated by VEON from other products and services, e.g., sale of equipment and devices, entertainment and content, MFS, Machine-to-Machine, post-transactional management services, and sub-leasing income. Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by VEON Group and includes MAU who are active in more than one application.. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh. We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and Georgia (which now contributes only to first six months of 2022 results) and “HQ” represents transactions related to management activities within the group in Amsterdam, London and Dubai. The comparative information for the Group is restated following the sale of Russian operations announced on 24 November 2022, in line with the requirements of IFRS 5